a2a
energie in comune

08003146

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

SEC
Mail Processing
Section

Washington, DC
101

BY COURIER

May 30, 2008

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

PROCESSED
JUN 1 2 2008
THOMSON REUTERS

Encl.

a2a
energie in comune

PRESS RELEASE

A2A S.P.A.: SHAREHOLDER'S MEETING

Brescia, 30 May 2008 – A2A S.p.A. Shareholder's Meeting met today approved the proposal to distribute a dividend amounting to 0.097 euros per share will be payable with effect from June 26, 2008, with coupon n.10 detachment on June 23, 2008. The dividend is not up any tax credit and, depending on the beneficiary, is subject to withholding tax on a tax measure that contributes in part to the entire income tax.

On point 2 on the agenda "Acquisition and disposal of own shares: related and ensuing deliberations" the Shareholders' Meeting - on a proposal from the Municipality of Brescia which has been joined by the Municipality of Milan - has decided to postpone the relative decision to a future general meeting of the Company.

For further information:
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu

END